December 11, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: British Cambridge, Inc.

Form S-1

Filed November 12, 2015

File No. 333-207947

To the men and women of the SEC:

On behalf of British Cambridge, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 4, 2015 addressed to Mr. Hitadi Shapiro Supaat, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on November 12, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Accordingly, please revise your prospectus as follows:

-Please identify your company as a shell company on the prospectus cover page and under the Prospectus Summary and Management’s Discussion and Analysis. Please include that you have performed limited business operations and have generated no revenue to date.

-Please revise your disclosure to state that your selling shareholders are underwriters, not “may be deemed” to be underwriters. Please identify your selling shareholders as underwriters on the prospectus cover page, under the Selling Shareholders and Plan of Distribution sections, and elsewhere, as appropriate.

-Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the market offering under Rule 415(a)(4) because it is not eligible to make an offering under Rule 415(a)(1)(x).

COMPANY RESPONSE

We believe that we do not fit the definition of a shell company and as a result the above disclosures are not necessary. Rule 405 of the Securities Act defines the term “shell company” as a registrant, other than an asset-backed issuer, that has: (1)  No or nominal operations; and (2)  Either: (i) No or nominal assets;(ii) Assets consisting solely of cash and cash equivalents; or(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

At this time we do not have assets consisting solely of cash and/or cash equivalents. Additionally, our operations are not nominal. As depicted on page 18 we have a fully functioning online education platform that we are marketing to universities and colleges. This platform has a unique custom code and interface that allows for a variety of functions to be performed by its users (for further information regarding these functions please reference our business plan). Thus far we have a contract with British Cambridge, Institute, a Philippines College, which allows them to utilize the platform for their student base and faculty. In return every three months we receive a fee of $10,000 USD. Currently, we are also actively seeking new clientele who may be interested in the rights to the platform for internal use on their own campus(es).

Prospectus Cover page

2. Please revise your table to separately state the securities being offered by selling security holders. You may wish to refer to Item 501 of Regulation S-K.

COMPANY RESPONSE

We have added a table on the prospectus cover page that includes the selling security holders.

Our Offering, page 3

3. We note your disclosure here and throughout the prospectus that there is a potential conflict of interest for Mr. Supaat because he will be selling shares on behalf of the company while simultaneously selling his own shares. Please disclose the plan of distribution as to which shares Mr. Supaat intends to sell first.

COMPANY RESPONSE

The following has been added on page 1, 3, 11, 19: “Please note that at this time Mr. Supaat intends to sell the Company’s shares prior to selling his own shares, although he is under no obligation to do so. Mr. Supaat will decide whether shares are being sold by the Company or on his own behalf.”

Management’s Discussion and Analysis, page 7

4. Please revise to include a more detailed plan of operations for the next twelve months and through the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Also disclose in greater detail the current status of your business plan, marketing efforts, and how you expect to develop revenues from your business. We note your business description beginning on page 16.

COMPANY RESPONSE

The following has been added to page 13: “We have no plans besides this offering to raise funds. We believe that the funds we raise herein will be sufficient to fund our operations for the next twelve months. Initially following this offering we plan to hire new staff as we contemporaneously look for a larger more suitable office space to fund our growth and increased operations. We intend to hire marketing experts and programming experts, of which the programmers will have experience with CSS and HTML coding, which is native to our platform. We believe that after three months we will have found a new suitable facility to house our increased operations and growth. We also believe that after three months we will have hired new staff. The amount of employees we hire is strictly dependent on funding and future negotiations with employees. We do not know at this time exactly how many new employees we will be able to hire. Following the first three months we expect our employees to develop a more specific marketing plan which we hope to have implemented by the beginning of month six following this offering. From months six to twelve, in addition to the implementation of our marketing plan, we will be having our programmers add necessary updates to our platform from time to time to improve upon the current platform’s performance and features. In this time our officers and directors will also be searching for suitable acquisition targets to boost our assets and operations, although they may begin this step earlier on if it seems feasible to do so due to time allocations.”

We have also added the following on page 15: “Note: From time to time we may alter certain aspects of the platform. We may also improve upon certain features present in the platform. Any updates to the platform will be made available to our clients utilizing the platform.”

5. We note your September 29, 2015 acquisition, from an entity under common control, of what appears to be a substantial custom design on-line educational platform. Tell us and include in management’s discussion a description of the operating history of this educational platform. Address those financial and non-financial metrics you use to assess its operating performance. Identify any known trends and uncertainties arising from the platform’s historic operations that you expect to have a material impact on your prospects for future revenues.

COMPANY RESPONSE

The following has been added to page 13: “There is no operating history of our education platform prior to our acquisition of the platform as it has only recently been completed immediately prior to the acquisition. We have no financial or non-financial metrics to assess our platforms potential performance. Our platform is designed using CSS and HTML coding, and from time to time we may improve upon certain features as we see fit or we may alter the layout or design of the platform. Any updates to our platform will be made available to our customers.”

Risk Factors, page 8

6. Please move the Risk Factors section so that it immediately follows the Prospectus Summary. Refer to Item 503(c) of Regulation S-K.

COMPANY RESPONSE

The Risk Factors Section has been moved so that it immediately follows the Prospectus Summary. We have also amended the page numbers accordingly.

7. We note that the company’s principal executive office is located in the Philippines. It also appears that all of the company’s officers and directors are located in Philippines or other foreign jurisdictions. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U.S. federal securities laws against the company’s officers and directors and company assets located in foreign jurisdictions.

COMPANY RESPONSE

We have added in an appropriate risk factor at the end of page 8.

Description of Business

Business Information, page 16

8. Please expand your disclosure to clarify the geographical regions in which the company intends to begin operating. We note the company plans to have a global presence but it is unclear where the company will initially focus on finding clients with its limited resources.

COMPANY RESPONSE

The following has been added on what is now page 15: The Company will begin marketing and looking to identify and acquire clients throughout the Philippines initially, and then spread outward throughout Asia. From there we plan to expand further in an, as of yet, unidentified manner in order to acquire clients globally. If we are approached by a client from outside of Asia, despite the fact our initial marketing efforts will be focused on that continent, we will not turn them away and will begin business relations with this entity, which could significantly alter our plans regarding where we plan to acquire clients initially.

Employees, page 18

9. Please clarify your disclosure as to the number of hours devoted by your officer and directors to the company. Current disclosure makes it unclear as to whether each individual currently is devoting 25 to 30 hours per week or whether that a combined amount.

COMPANY RESPONSE

The above has been clarified on what is now page 15.

Use of Proceeds, page 16

10. In addition to the tables, please provide a brief narrative summary of your expected use of proceeds from your direct public offering, including how each level will or will not advance your planned operations. To the extent you provide this detailed information elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

COMPANY RESPONSE

We have added the following disclosure to our ‘Future Plans’ section on page 15: “If we do not raise the expected amount of capital, assuming we raise at least 25% of what we are seeking then we will commence business operations in exactly the same manner. The only difference will be that we will not have as much capital to allocate to every step of our plan, and for a further analysis of how we will materially alter our cash allocations should we raise less than we expect, please see our use of proceeds section. If we do not raise at least 25% of the capital we are seeking we may still commence business activities but our cash allocations could be altered and lowered even more than we have currently prepared for and we may be forced to pause or cancel certain steps in our plan, which we have not yet determined.”

We have also added the following to our ‘Use of Proceeds’ section on page 16: “*For an in depth analysis of how our proceeds will be implemented during the first 12 month period following this offering, please reference our “Future Plans” section on page 15.”

Reports to Security Holders, page 24

11. Please remove your references to being required to file proxy statements. Since your securities will not be registered under Section 12 of the Securities Exchange Act of 1934 upon effectiveness of your Form S-1 registration statement, you will not be subject to the proxy rules. Please disclose this fact.

COMPANY RESPONSE

We have removed all references to being required to file proxy statements and added the following disclosure to “Reports to Security Holders” on what is now page 21: “Our Company is not subject to Proxy rules because our securities will not be registered under Section 12 of the Securities Exchange Act of 1934.”

Executive Compensation, page 26

12. We note your disclosure that stock was issued in exchange for services rendered in developing the Company’s business plan. Please advise why this compensation is not included in your executive compensation table.

COMPANY RESPONSE

We have now included the stock issuances into the table which were not included before due to a clerical error. We have also changed the column titled “Stock Awards” to “Stock Issued.”

Certain Relationships and Related Transactions, page 28

13. Please revise this section to include the information required by Item 404 of Regulation S-K. In this regard, we note that it appears, from the last names listed in the selling shareholder chart, that 9,000,000 shares of common stock were sold to an immediate family member of your Director Cheung Yat Kit. Refer to Instruction 1 to Item 404.

COMPANY RESPONSE

We believe this comment to be a clerical error by the SEC as we do not have a director known as Cheung Yat Kit. We believe this comment was most likely for a separate comment letter for a different entity.

Item 15. Recent Sales of Unregistered Securities, page 30

14. Please revise your disclosure to include all information required by Item 701 of Regulation S-K such as the exemption from registration relied upon, the facts relied upon to make the exemption available, and the value of any services received for shares issued.

COMPANY RESPONSE

At the time of issuance the shares that were issued in exchange for services rendered to developing the Company’s business plan were restricted, and issued at par value. No exemption was relied upon regarding the share issuance. A portion of these shares however, are being registered pursuant to this Registration Statement.

We have added the following to this section: “We have issued the above shares at par value to the following individuals based off of our own perceived value that each individual has brought to the Company regarding their services.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 11, 2015

/s/ Hitadi Shapiro Supaat

Hitadi Shapiro Supaat

Chief Executive Officer